05011551

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

22 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 28 2005
WASH. D.C. 209 SECTION

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

SUPPL

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

N.R. Burdett
Assistant Secretary

dlw 9/30

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
14 SEPTEMBER TO 22 SEPTEMBER 2005

156	21/09/2005 : 12:33:00	Smiths Group PLC - Additional Listing
157	22/09/2005 : 07:00:00	Smiths Group PLC - Final Results
158	22/09/2005 : 07:33:00	Smiths Group PLC - Acquisition

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	12:33 21-Sep-05
Number	5644R

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under The Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Final Results
Released	07:00 22-Sep-05
Number	6024R

smiths

Smiths Group: Preliminary Results for the year ended 31 July 2005

Highlights

- Sales from continuing operations increased by 13% to exceed £3 billion
- All divisions contributed double-digit growth in headline profit
- Headline* PBT and EPS increased by 18%, to £413m and 54.3p
- On a statutory basis, PBT and EPS were £310m and 39.3p (2004: £300m and 38.0p)
- Cash generation below target, but expected to recover
- Outlook is for continued growth in 2006
- Annual dividend increased for 35th year, by 7.4% to 29.0p

** Before amortisation and impairment of goodwill and other intangible assets, and exceptional items*

Commenting on the results, Keith Butler-Wheelhouse, Chief Executive said:
"The increase in earnings came from a good performance across the company. We achieved underlying growth, improved our productivity and added valuable acquisitions. We are also seeing the benefit of recent higher investments in R&D. Looking ahead, the principal markets for our products are robust, and we have strengthened our competitive position within them. The plan for 2006 will follow a consistent formula: driving the top line ahead, controlling costs and finding value enhancing acquisitions. We are confident that we can deliver continued growth from across Smiths Group."

Media:
Chris Fox
+44 (0) 20 8457 8403
chris.fox@smiths-group.com

Investors:
Russell Plumley
+44 (0) 20 8457 8203
russell.plumley@smiths-group.com

A meeting with analysts will be webcast at 9:00am UK time today on www.smiths-group.com/prelims2005 *and archived there shortly after the event. A short interview with the Chief Executive can be seen on the same url or on* www.cantos.com.

Reported on a statutory basis (unaudited)

£m	**2005**	2004

Sales		
- continuing	**3,017**	2,678
- discontinued	**-**	55
	3,017	2,733
Operating Profit		
- continuing	**420**	360
- discontinued	**-**	2
- goodwill amortisation*	**(61)**	(39)
- exceptional items	**(48)**	(31)
	311	292
Pre-tax profit		
- continuing	**413**	350
- goodwill amortisation*	**(61)**	(39)
- exceptional items	**(42)**	(11)
	310	300
Basic earnings per share		
- continuing (headline)	**54.3p**	45.9p
- statutory basis	**39.3p**	38.0p

**goodwill amortisation includes impairment, and amortisation of other intangible assets*

On a statutory basis, Smiths Group recorded pre-tax profit of £310m (2004: £300m) and earnings per share of 39.3p (2004: 38.0p) for the year ended 31 July 2005. The remainder of this statement refers to the continuing activities of the company before amortisation and impairment of goodwill and other intangible assets, and exceptional items. This measure is used because the company believes that it provides valuable additional information on underlying earnings trends. Results on this basis are referred to as "Headline" in the remainder of this statement.

Headline performance

£m	**2005**	2004
Sales	**3,017**	2,678
Headline operating profit	**420**	360
Headline profit before tax	**413**	350
Headline earnings per share	**54.3p**	45.9p
Annual dividend	**29.0p**	27.0p

Smiths Group achieved double digit growth in headline earnings in 2005, combining higher organic sales, a valuable contribution from acquisitions and an improved profit margin. All four divisions have contributed to the good performance for the year.

These results demonstrate the effectiveness of the company's Full Potential programme adopted two years ago with the purpose of generating sales growth and enhancing profitability. The programme focuses on six fundamental strengths which drive Smiths' strategy:

- Choosing markets with above-average long term growth and establishing competitive positions where Smiths can outperform these sectors.
- Working continuously to improve productivity, including establishing production in low-cost countries where this is more efficient.
- Building the scale and infrastructure to operate globally and support customers in all their markets, including the aftermarket.
- Investing heavily in R&D to win technological advantage and meet the most demanding specifications.
- Acquiring businesses which will add value to Smiths and being prepared to sell those worth more to others.
- Ensuring that the company's ethical standards are respected throughout the organisation.

Sales from continuing operations increased by 13% after an adverse currency translation impact of 3%, principally due to a 10 cent year-on-year decline in the US dollar compared to sterling. Acquisitions made during the year contributed 4% of the growth. Excluding acquisitions and currency, sales grew by 12%.

Headline operating profit increased by 17%, of which 6% (£21m) was contributed by acquisitions made during the year. The currency translation impact reduced reported profit by 3% (£10m). Excluding acquisitions and currency, headline operating profit grew by 14%. The net operating margin improved by a half percent to 14%, with margins ahead of last year in all four divisions.

At the year-end, net debt stood at £931m compared with £273m a year earlier, principally reflecting the acquisition of Medex Inc. The interest charge for the year was £23m, and was 18 times covered by headline profit before interest and tax. Other financing income was £15m, reflecting an improved FRS17 pension funding position.

Consequently, headline profit before tax increased by 18% to £413m, as did headline earnings per share, to 54.3p. The company's effective tax rate on headline profit for the year was 26% (2004: 26.5%).

The Board has recommended a final dividend of 19.75p, an increase of 8.2%, which will bring the annual dividend to 29.0p, an increase of 7.4%. This dividend is covered 1.9 times by headline earnings and will mark the 35th year in succession that the Smiths dividend has been increased.

In the 2005 Accounts the company has charged £48m of operating exceptional items. These comprise £10m for the integration of Medex, £15m for the settlement of a patent dispute relating to the Cozmo ® insulin pump and £23m for the completion of a restructuring programme announced during 2004. It is expected that there will be further costs of about £40m to complete the integration of Medex.

Operating cash-flow was £280m, after net capital expenditure but before exceptional items. This represents a 67% conversion rate from headline operating profit, below the company's 80% target. There were several reasons for this. The largest effect was the concentration of sales in the final months of the year. This concentration was greater than last year, and caused year-end debtors to be some £40m higher, including the effect of the timing of payments on major defence programmes. These high year end debtors will turn into cash in the first quarter of the current financial year. Stocks also increased, over and above the growth in activity. This was to safeguard the ability to supply during a period of relocation of manufacturing (medical) and volume growth (commercial aerospace). The final reason was capital investment where net spend at £105m, exceeded depreciation by £28m. The cash expenditure on exceptional items was £35m.

Free cash-flow, after interest and tax but before acquisitions and dividends, was £147m, compared with £255m in 2004. The reduction reflects the investment already mentioned plus tax and interest payments which were £47m higher than in 2004.

During the year the company spent £595m on acquisitions. The largest was Medex, a leading US supplier of medical safety devices, purchased in March for £499m including debt. On a pro-forma basis, Medex adds 35% to the annual sales of the Medical division. The remaining acquisitions added technologies, product lines and market reach to all four divisions of the company. The acquisitions, including Medex, are performing well and exceeding the initial returns expected at the time they were

acquired. Smiths has announced separately today two more acquisitions, costing £20m.

Increasing investment in research and development (R&D) reflects the company's focus on using innovation and advanced technology to gain competitive advantage and generate future sales. In 2005, R&D expenditure reached £295m, equivalent to 10% of sales, including £152m funded by customers. In 2004, the comparable figures were £260m, 10% and £123m respectively. Significant development programmes in the year included the Boeing 787, Airbus A380,
F-35, C-130 AMP, B767 Tanker and new explosive detection portals for homeland security applications. Under UK GAAP, Smiths expensed the £143m company-funded R&D against profits in the year.

The funding position of the company's pension schemes continued to improve. The year-end Balance Sheet includes net retirement benefit liabilities of £148m after tax (2004: £162m) of which £63m related to the funded schemes in the UK and US. Measured on an FRS 17 basis, the UK pension plans, which are the major proportion of funded plans are, in total, fully funded. The company made cash contributions of £52m to the funded plans in the year, £14m above the regular service cost.

Litigation continues involving a US subsidiary, John Crane Inc (JCI) which once used encapsulated asbestos in certain products. JCI contests every case in which it is named and, with the benefit of its "safe product" defence, has been dismissed before trial from cases involving approximately 113,000 claimants. It is currently a defendant in cases involving approximately 174,000 claims. Over the past 26 years, only 46 cases have been upheld against JCI, with judgements totalling $39m. These, and all material legal costs incurred to date, were covered by insurance. No provision relating to this litigation has been made.
At the year-end, the company employed 30,600 people, including 17,600 in North America and 7,200 in the UK. North America is the company's largest market, accounting for 58% (£1,745m) of total 2005 sales by origin and 59% (£249m) of headline operating profit, figures that will increase in 2006 as a result of recent acquisitions. Direct exports from the UK were £529m, an increase of 12% on the prior year.

Aerospace

£m	**2005**	2004

Sales	**1,158**	1,006
Headline operating profit	**118**	100

Smiths Aerospace sales grew by 15% and headline operating profit by 18%, with the margin edging above 10%. The profit increase reflects higher volume and better cost control, together with the impact of cost growth on some contracts, which was partly offset by additional recoveries from customers. Good progress on other contracts allowed the company to recognise additional profit in the year.

The division benefited from increased production rates by Boeing and Airbus. Sales in the commercial sector were 25% higher. Most of the growth related to B737 and A320 narrowbody aircraft. The first delivery of systems for Airbus' new A380 was made during the year, and this aircraft will eventually become a significant source of revenue.

A 7% growth in world air traffic was reflected in an improvement in sales to the commercial aftermarket, an important source of profit.

Sales of defence equipment were 60% of the total, and increased by 9%. Deliveries were maintained on key US programmes, including F-18 Super Hornet, Apache Longbow and C-17 Globemaster, but there was a lull between tranches 1 and 2 of Eurofighter Typhoon. Activity on military development programmes remained at a high level, notably on F-35 JSF, C-130 AMP and KC-767 Tanker, although, as stated earlier, some cost growth was experienced. Systems for the Tanker were supplied to meet Japanese and Italian requirements. Defence aftermarket sales grew by 6%.

Smiths Aerospace has in recent years been increasing its investment in R&D and low-cost manufacturing facilities to improve its competitive position. Company-funded R&D is largely related to commercial aircraft such as B787 and A380, but also includes B767 Tanker. Spending on the first of these is still increasing, but is declining on the other two as they move closer to series production. Customer-funded R&D also increased.

Phase 1 of the Smiths Aerospace plant in China, serving commercial engine customers, is now operational and a second stage, to be used for airframe equipment manufacture, has been completed.

The two-year restructuring programme announced in March 2004 has involved streamlining business processes, transferring production and outsourcing, and has started to deliver valuable savings.

Integrated Aerospace was acquired in November 2004 for £57m, expanding Smiths' landing gear business. This Californian operation supplies systems for smaller military aircraft such as helicopters, fighters and UAVs, and for business jets. It has secured a significant award on the X-47B since joining Smiths.

Smiths Aerospace is in a strong position. Increased production of narrowbody jets is bringing benefit in the near term. Cost reduction from restructuring is improving the margin. The division should perform well in the year ahead. In the longer term, recent successful selection on new commercial and military programmes will ensure long term growth.

Detection

£m	**2005**	2004
Sales	**367**	317
Headline operating profit	**67**	56

Smiths Detection sales grew by 16% and headline operating profit by 20%, confirming margins of 18%. The division has grown rapidly since it was established as a separate reporting unit two years ago, driven in the first instance by acquisition but now equally by strong organic growth. The acquisitions have given Smiths an extensive global presence – its products have been sold in 160 countries and are now installed in 3,500 of the world's airports – and an unrivalled range of technologies, including trace detection, X-ray, millimetre wave, infra-red and biological agent analysis. Customers are mainly government and public service operators, including homeland security, customs and immigration authorities, first responders and military forces. Initially event-driven, purchase decisions now involve careful threat assessment and re-equipment with more advanced technologies which are more cost-effective.

Smiths Detection operates in clearly defined sub-sectors of the market, categorised as Transportation, Military, Ports & Borders, Critical Infrastructure and First Responders. All of these saw good growth in 2005. Additionally, the division is starting to benefit from a potentially valuable aftermarket keeping the installed base operating at maximum capability.

Transportation accounts for 35% of sales and includes airport, rail and underground transit systems. Deliveries of both trace and X-ray equipment increased, helped by the introduction of new products. The latest Ionscan trace equipment simultaneously screens for both explosives and narcotics. The Sentinel II portal speeds the processing of passengers through the checkpoint, and the US Transportation Security Agency has taken delivery of its first 25 units.

Sales in the military sector grew by a third, meeting substantial orders placed by the US and UK governments. Delivery of the 5,200 ACADA systems ordered by the US Department of Defense are now well underway. The LCAD system was accepted into service by the UK MoD, triggering a £20m production contract. Other chemical agent detector orders were secured from the Dutch, Japanese and Indian governments.

The Ports & Borders business is benefiting from the dual use of X-ray systems to address security threats and to prevent the smuggling of contraband. The revenue generated by the latter quickly repays the investment for countries with less secure borders. A new mobile cargo inspection system, HCV2, launched last year, can screen 25 trucks per hour, and 20 of these high value systems were sold in 2005. Another system launched in the year detects radio-active materials alongside its X-ray capability. The US Customs authority continues to evaluate Smiths equipment as it considers how to improve security at US ports.

Sales of Critical Infrastructure and First Responders products also made good progress. Deliveries of anthrax detection systems for the US Post Office have continued, and the SensIR products acquired in June 2004 are now being sold worldwide. A new portable unit which can identify any of 5,500 gases present at the scene of an incident was launched, less than a year after the concept was first demonstrated.

Technology enhancement remains a high priority for Smiths Detection. Company-funded R&D was equivalent to 7% of sales in the year and government funding added a further 2%. Among 400 engineers are 100 scientists identifying the most appropriate technologies for still-emerging threats.

Alongside these in-house developments, two acquisitions brought in additional know-how. Farran Technology was acquired in February for £15m plus a further potential deferred performance payment. This Irish company is developing a millimetre wave portal to screen people for hidden explosives or weapons. ETI Technology, acquired in May for £3m plus a further potential deferred performance payment, is a US specialist in detecting bio-threats, with opportunities in military, critical infrastructure and first

responder markets. Smiths has also invested in a US venture capital fund which will give the company an early view of potentially attractive innovation. After the year-end, Smiths Heimann Biometrics (SHB) was merged with Cross Match Technologies Inc in return for a 40% share of the enlarged group. SHB's sales in 2005 were £13m and net assets were £7m.

The future of the security equipment market lies in the increasing sophistication of hardware and the integration of currently separate units into multi-sensor systems. Smiths Detection is well placed to lead this next stage of the industry's rapid evolution. Meanwhile, the division's strong growth is expected to continue in the period ahead.

Medical

£m	**2005**	2004
Sales	**563**	488
Headline operating profit	**108**	92

Smiths Medical sales grew by 16% in the year and headline operating profit by 18%, raising the margin above 19%. The growth came from the inclusion of Medex for the last four months of the year. With the largest part of its sales in the US, the division's reported performance was held back by the currency translation impact. Excluding Medex and currency effects, sales improved by 4% and profits by 3%.

In general the medical device market continues to grow steadily, due to ageing populations and increased healthcare spending in advanced economies. Smiths Medical's specialised market niches include Safety Devices, Critical Care and Medication Delivery & Patient Monitoring (MDPM).

Demand for Safety Devices grew, driven by the progressive conversion of the US market from traditional products. Smiths Medical now has a wide range of safety devices which protect hospital staff from accidental needle-stick injuries, including hypodermic needles and intravenous (IV) catheters. New products added during the year include the SAF T Wing inducer and the Edge hypodermic with unique colour coding to show physicians the gauge of the needle. Sales of safety devices outside the US are in their infancy, but growing fast.

Critical Care includes the anaesthesia, airway and pain management products used primarily during intensive procedures in hospitals. The global market is maturing, and sales growth is mainly achieved by offering more highly-featured products. The

Smiths range is continuously renewed to enhance its competitive position. New products in 2005 included the Omnifuse PCA syringe pump featuring advanced software to reduce medication errors, the Tracer III nerve stimulator providing anaesthetists with more precise pain management, and the Equator fast-flow fluid warmer which detects air in the blood supply.

The MDPM product range includes ambulatory pumps to help patients remain mobile while medication is administered automatically, an area in which Smiths is a market leader. Two years ago the company added a small pump which helps Type 1 diabetics manage their essential supply of insulin while maintaining a near-normal lifestyle. Cozmo ® has achieved considerable success, with almost 18,000 units sold to date, nearly all in the US. It has clear competitive advantages, including user-friendly software and a built-in blood/sugar monitor. As with safety devices, the market outside the US is in its infancy but growing rapidly, and Smiths launched the pump in eight countries during the year.

In a settlement with a competitor, the company agreed to make a one-time payment and pay a royalty on future sales of the current design, but this is not expected to limit the continued success of Cozmo ®. Overall, MDPM achieved sales growth and margins above the divisional average in 2005.

There were a number of factors which constrained the performance of Smiths Medical in 2005. The company withdrew from selling third party products in Japan because of their lower margins. Expenditure on quality assurance increased, partly associated with new product launches, including taking Cozmo ® into new markets. There were some product supply constraints and one-off inventory growth while manufacturing processes were upgraded or outsourced to low cost locations.

In May, the company acquired its Italian medical distributor Sevit, for £3m. Smiths agreed the disposal of pvb Critical Care GmbH in Germany for £7m. It had sales of £11m in 2005 and net assets of £3m.

The most significant event in the year was the acquisition of Medex Inc of Carlsbad, California for £499m (including £189m of assumed debt) in March. Medex is a leading supplier of infusion equipment used during intensive care, specialising in IV safety catheters which prevent needle-stick injuries. Its products are complementary to the existing Smiths range, selling to the same customer base in hospitals and other healthcare locations. Two thirds of its sales are now included in Safety Devices, with the remainder in Critical Care.

There are major synergies to be achieved from the integration of Medex. The combined product offering is more attractive to hospital purchasing organisations and this is expected to generate incremental sales growth. Cost savings are already being realised. The two sales organisations were combined shortly after the acquisition, and

tax and debt service charges have been reduced by bringing Medex within the Smiths financial orbit. Marketing, back office processing, distribution and the supply chain are each being unified. Looking ahead, manufacturing will be rationalised and opportunities taken to transfer more assembly to low-cost locations. When fully implemented, the savings are expected to be up to £25m per annum. Smiths recorded £10m in 2005 in exceptional charges related to integrating this acquisition, and plans to spend up to a further £40m to complete the task. By 2008, the incremental sales growth and margin improvement in Smiths Medical is expected to enable the company to achieve a rate of return on this investment which is well above the company's cost of capital.

Medex has already made a good start within Smiths, with sales and profits ahead of expectations at the time of the acquisition.

Smiths' strategy is to build a global medical device business concentrating on a number of niche markets, including Safety Devices, Critical Care and Medication Delivery & Pain Management. With an attractive product range, high margins and operating costs under tight control, Smiths Medical is now focused on achieving strong sales growth in the period ahead.

Specialty Engineering

£m	**2005**	2004
Sales	**929**	868
Headline operating profit	**127**	113

Sales in Specialty Engineering grew by 7% and headline operating profit by 12%, leading to a one percent improvement in margins, to 14%. The division comprises John Crane, Interconnect, Flex-Tek and – somewhat smaller – Marine Systems. All four businesses grew, with Interconnect performing most strongly.

John Crane's sales grew in high single digits in 2005 and its margin improved. The largest markets for its rotating mechanical seals are in oil & gas, petrochemicals, pulp & paper and other process industries. The oil industry is working at close to maximum capacity striving to keep existing plants fully operational while bringing additional sources into production. This environment is beneficial for John Crane. Major projects were secured in Abu Dhabi, Bahrain and Lanzhou in China. Maintenance and service generates a valuable aftermarket revenue stream. Performance Plus, a partnership with customers to manage life-cycle costs, received the Queen's Award for Enterprise in 2005. During the year, John Crane introduced the type 8600 heavy duty wet seal, which has been well received in the oil & gas upstream market.

In December 2004, Tianjin Timing Seals in China was acquired for £3m, giving John Crane higher penetration in this key market. In March, US Seals was acquired for £6m. After the year-end, Smiths agreed to purchase the 34% minority in the John Crane Tianjin joint venture from its long-term local partner for £1.5m.

The Interconnect business grew strongly in 2005, benefiting from higher sales to the aerospace & defence sector and a resurgence of the wireless telecoms infrastructure market due to the introduction of 3G services. In aerospace & defence, the products include antennae, complex microwave cable assemblies, Hypertac connectors and frequency sources. During the year, valuable contracts were secured for interface connectors on tranche 2 of Eurofighter Typhoon and for avionics connectors on the Boeing 787. For telecoms, Interconnect provides equipment to protect networks against power surges and lightning strikes. New towers are being installed across the US and in other countries, including China, to meet the growing demand. Following a series of targeted acquisitions and an active product development programme, Smiths has an extensive range of electronic components for this specialised market.

Smiths today announced the acquisition of Millitech Inc, based in Northampton, Massachussets, for £19m. The company specialises in millimetre wave components for defence applications, highly complementary with other products in the Interconnect range. It had sales of £14m in 2004.

Flex-Tek makes ducting and hosing for a wide range of applications including HVAC and domestic appliances. It performed well in 2005, benefiting from moving some production to Malaysia in step with customers. It won good orders for a new retracting hose system and developed hoses for the central vacuum systems being installed in American homes. Two acquisitions in the US strengthened its product range in July and August: Hi-Tech Hose for £9m and Farnam Custom Products for £3m.

The Marine Systems business makes radar displays for ships and supplies navigational charts in paper and electronic form. It increased its profits in 2005. Smiths has taken full control of ChartCo, which delivers navigational information to ships via satellite. It was formerly part-owned by Fugro.

Specialty Engineering's outlook is for further growth in the year ahead, helped by the continued upturn in the investment cycles for oil & gas and telecoms infrastructure.

Accounting changes

For the 2006 financial year, the company will adopt International Financial Reporting Standards. Under IFRS, the cost of current development work will be capitalised in

cases where the expectation of future income is robust. Reported performance will no longer be impacted by expenditure that relates to the future. Consequently, in addition to underlying growth, reported profits in periods of increasing investment will be higher than under current reporting rules. Later this year the company will restate the 2005 results under the new standards. Further information on our transition to IFRS is included in our Annual Report and Accounts.

AGM

The Annual General Meeting of the company will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday, 15 November at 2.30pm. If approved at the meeting, the recommended final dividend on the ordinary shares will be paid on 18 November 2005 to shareholders registered on the close of business on 21 October 2005. The ex-dividend date will be 19 October 2005.

Prospects

The prospects for the year ahead are encouraging. Growth in the company's principal markets is set to continue. With the higher investment in R&D and in low cost manufacturing of recent years, the company has been gaining competitive advantage. This puts the company in a strong position to benefit from the current economic conditions. Additionally, if opportunities for acquisitions with good synergies occur, the company will make them. The Board is confident that Smiths is on track to deliver continued growth in 2006.

Tables attached

- Profit & loss account
- Statement of total recognised gains and losses
- Summarised balance sheet
- Cash-flow statement
- Notes to the accounts

-o-

PROFIT AND LOSS ACCOUNT (unaudited)

	Year ended 31 July 2005			
	Ordinary activities	Amortisation and impairment	Exceptional items	Total

	Note	£m	of goodwill and other intangible assets £m	£m	£m
Continuing operations		2,923.7			2,923.7
Acquisitions		93.1			93.1
Discontinued businesses					-
Turnover	2	**3,016.8**			**3,016.8**
Continuing operations		399.0	(51.2)	(48.2)	299.6
Acquisitions		21.4	(9.8)		11.6
Operating profit	2	**420.4**	**(61.0)**	**(48.2)**	**311.2**
Exceptional items	3			6.4	6.4
Profit before interest and tax		**420.4**	**(61.0)**	**(41.8)**	**317.6**
Net interest payable		(22.9)			(22.9)
Other finance income - Retirement benefits		15.1			15.1
Profit before taxation		412.6	(61.0)	(41.8)	309.8
Taxation	8	(107.3)	5.7	12.6	(89.0)
Profit after taxation		**305.3**	**(55.3)**	**(29.2)**	**220.8**
Dividends	4	(163.3)			(163.3)
Retained profit		**142.0**	**(55.3)**	**(29.2)**	**57.5**
Earnings per share	5				
Basic		54.3p	(9.8p)	(5.2p)	39.3p
Diluted		54.0p	(9.8p)	(5.2p)	39.0p

PROFIT AND LOSS ACCOUNT (unaudited)

		Year ended 31 July 2004				
	Note	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Tota £r
Continuing operations		2,678.4				2,678.
Discontinued businesses			55.0			55.

Turnover	2	**2,678.4**	**55.0**			**2,733.**
Continuing operations		360.1		(37.1)	(30.9)	292.
Discontinued businesses			2.2	(1.9)		0.
Operating profit	2	**360.1**	**2.2**	**(39.0)**	**(30.9)**	**292.**
Exceptional items	3				19.9	19.
Profit before interest and tax		**360.1**	**2.2**	**(39.0)**	**(11.0)**	**312.**
Net interest payable		(13.0)	(2.4)			(15.4
Other finance income						
- Retirement benefits		3.2				3.
Profit before taxation		**350.3**	**(0.2)**	**(39.0)**	**(11.0)**	**300.**
Taxation	8	(92.8)		4.4	1.2	(87.2
Profit after taxation		**257.5**	**(0.2)**	**(34.6)**	**(9.8)**	**212.**
Dividends	4	(151.6)				(151.6
Retained profit		**105.9**	**(0.2)**	**(34.6)**	**(9.8)**	**61.**
Earnings per share	5					
Basic		45.9p		(6.2p)	(1.7p)	38.0
Diluted		45.8p		(6.2p)	(1.7p)	37.9

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

	Year ended 31 July 2005	Year ended 31 July 2004
	£m	£m
Profit for the financial year attributable to shareholders	**220.8**	212.9
Exchange adjustments	**8.2**	(45.0)
Taxation recognised on exchange gains/(losses):		
Current – United Kingdom	**5.9**	(0.4)
FRS 17 – Retirement benefits:		
Actuarial (losses)/gains on retirement benefit schemes	**(23.4)**	145.5

Deferred tax credit related thereto	**11.8**	(39.3)
Total recognised gains and losses for the financial year	**223.3**	273.7

SUMMARISED BALANCE SHEET (unaudited)

		Note	**31 July 2005 £m**	31 July 2004 £m
Fixed assets				
Intangible assets		9	**1,225.6**	728.2
Tangible assets			**525.8**	423.5
Investments:	TI Automotive Ltd	10	**325.0**	325.0
	Other		**3.5**	2.3
			2,079.9	1,479.0
Stocks		11	**570.0**	423.5
Debtors		12	**783.8**	629.6
Creditors		13	**(1,047.9)**	(854.8)
			2,385.8	1,677.3
Net debt		14	**(930.8)**	(272.7)
Provisions for liabilities and charges		17	**(102.3)**	(120.0)
Net assets excluding retirement benefits			**1,352.7**	1,284.6
Retirement benefits – net liabilities		16	**(147.9)**	(162.1)
Net assets			**1,204.8**	1,122.5
Capital and reserves				
Share capital			**140.9**	140.3
Share premium			**197.5**	183.0
Reserves			**866.4**	799.2
			1,204.8	1,122.5

SUMMARY CASH-FLOW STATEMENT (unaudited)

	Year ended	Year ended

	31 July 2005	31 July 2004
	Total	Total
	£m	£m
Operating profit before goodwill amortisation and exceptional expenditure	**420.4**	362.3
Depreciation	**77.0**	72.1
Retirement benefits	**(16.5)**	(22.9)
Working capital	**(96.0)**	(28.6)
Net cash inflow from ordinary activities before capital expenditure and exceptional expenditure	**384.9**	382.9
Net capital expenditure	**(104.9)**	(53.9)
Net cash inflow from ordinary activities after net capital expenditure and before exceptional expenditure	**280.0**	329.0
Interest and financing (paid)/received	**(19.9)**	10.5
Tax paid	**(77.9)**	(61.5)
Exceptional expenditure	**(35.2)**	(23.0)
Free cash-flow	**147.0**	255.0
Acquisitions (including term debt acquired) and disposals	**(598.3)**	291.4
Dividends	**(154.5)**	(145.6)
Other	**(52.3)**	41.6
(Increase)/decrease in net debt	**(658.1)**	442.4
Net debt at beginning of period	**(272.7)**	(715.1)
Net debt at end of period	**(930.8)**	(272.7)

CASH-FLOW STATEMENT (unaudited)

	Year ended	Year ended
	31 July 2005	31 July 2004

	£m	£m
Operating Profit (before exceptional expenditure)	**359.4**	323.3
Amortisation and impairment of goodwill & other intangible assets	**61.0**	39.0
Depreciation of tangible fixed assets	**77.0**	72.1
Retirement benefits	**(16.5)**	(22.9)
Increase in stocks	**(91.2)**	(2.4)
Increase in debtors	**(53.6)**	(78.8)
Increase in creditors	**48.8**	52.6
Net cash inflow from normal operating activities	**384.9**	382.9
Exceptional expenditure	**(35.2)**	(23.0)
Net cash inflow from operating activities	**349.7**	359.9
Returns on investments and servicing of finance	**(19.9)**	10.5
Tax paid	**(77.9)**	(61.5)
Net capital expenditure	**(104.9)**	(53.9)
Acquisitions and disposals	**(409.5)**	291.4
Equity dividends paid	**(154.5)**	(145.6)
Management of liquid resources	**398.9**	(383.7)
Financing	**53.0**	21.2
Increase in cash	**34.9**	38.3
(Decrease)/increase in short-term deposits	**(398.9)**	383.7
Increase in other borrowings	**(38.7)**	(10.9)
Loan note repayments	**0.3**	2.9
Term debt acquired with acquisitions	**(188.8)**	-
Exchange variations	**(66.9)**	28.4
(Increase)/decrease in net debt	**(658.1)**	442.4
Net debt at beginning of period	**(272.7)**	(715.1)
Net debt at end of period	**(930.8)**	(272.7)

NOTES TO THE ACCOUNTS (unaudited)

1) Accounting Policies

There have been no changes to the accounting policies used in preparing these financial statements from those used in the annual report and accounts for 2004.

2) *Analyses of turnover and headline* profit – continuing ordinary activities*

Market

	Turnover		Headline* Profit	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Aerospace	**1,157.6**	1,005.8	**117.9**	99.7
Detection	**366.5**	317.1	**66.8**	55.6
Medical	**563.3**	487.7	**108.2**	91.6
Specialty Engineering	**929.4**	867.8	**127.5**	113.2
	3,016.8	2,678.4	**420.4**	360.1
Net interest			**(22.9)**	(13.0)
Other finance income			**15.1**	3.2
Headline profit before taxation from continuing ordinary activities			**412.6**	350.3

Geographical origin

	Turnover		Headline* Profit	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
United Kingdom	**821.4**	784.9	**62.9**	46.0
North America	**1,744.6**	1,472.6	**249.6**	221.0
Continental Europe	**514.7**	471.7	**74.6**	69.5
Other overseas	**245.2**	188.6	**33.3**	23.6
Inter-company	**(309.1)**	(239.4)		
	3,016.8	2,678.4	**420.4**	360.1

*** before amortisation & impairment of goodwill & other intangible assets, and exceptional items.**

3) *Exceptional items*

	2005	2004
	£m	£m
Operating items:		
Aerospace	**(16.5)**	(15.2)
Detection	**-**	(3.1)

Medical	**(31.7)**	(12.6)
	(48.2)	(30.9)

A restructuring programme has given rise to exceptional charges spread over 2004 and 2005, of which £22.9m has been charged in this period (2004: £30.9m). The costs relate to improving competitiveness in Aerospace, and the rationalisation of distribution and manufacturing in Medical. Further restructuring costs in connection with the integration of Medex amounting to £10.4m have been incurred in the year, and £14.9m has been charged to exceptional items in respect of the settlement of a patent dispute relating to the Cozmo ® insulin pump. Of the £35.2m exceptional cashflow disclosed in the Cashflow statement, £33.5m related to restructuring, and £1.7m to other exceptional items.

Non-operating items:

Profit on disposal of businesses	**8.7**	7.8
Write-down of goodwill on anticipated future disposal	**(2.3)**	-
Exceptional property surplus	**-**	12.1
	6.4	19.9

The gain on disposal of businesses includes a total of £12.1m arising from settlement and curtailment gains in respect of pension and other retirement benefits. Two small product lines with a net asset value of £2.6m were sold during the year for net cash proceeds of £0.5m. This gave rise to a loss of £3.4m after provisions.

The company has written off £2.3m of goodwill previously set against reserves relating to a small Aerospace business sold after the end of the financial year.

4) Dividends

A final dividend of 19.75p per share (2004 18.25p) has been recommended and, if approved, will be paid on 18 November 2005 to holders of all ordinary shares whose names are registered at close of business on 19 October 2005.

5) Earnings per share

Separate figures are given for earnings per share related to the average number of shares in issue for each year:

	Year ended 31 July 2005	Year ended 31 July 2004
Basic	**562,445,323**	560,656,310
Effect of dilutive share options	**3,117,079**	893,394
Diluted	**565,562,402**	561,549,704

6) Acquisitions

During the year ended 31 July 2005 the company acquired the businesses set out below. The fair values of the net assets acquired, set out in the following tables, are provisional and will be finalised in the 2006 accounts.

Businesses acquired	Consideration (including associated costs)	Goodwill	Net Assets

	£m	£m	£m
Integrated Aerospace	56.6	47.9	8.7
Medex Inc.	310.1	358.0	(47.9)
Farran Technology	15.0	13.2	1.8
Hi-Tech Hose	8.6	5.0	3.6
Other	16.0	16.2	(0.2)
	406.3	440.3	(34.0)

Medex	Book value £m	Revaluation £m	Consistency of accounting policy £m	Fair value £m
Assets acquired				
Trademarks	21.0	16.4		37.4
Patents	7.3	9.1		16.4
Tangible fixed assets	55.0	(3.5)		51.5
Stocks	30.6		(1.1)	29.5
Debtors	35.6		(6.5)	29.1
Creditors	(25.4)		(1.1)	(26.5)
Term debt acquired	(173.8)	(14.8)		(188.6)
Provisions	(1.4)			(1.4)
Taxation	(3.6)	5.7	2.6	4.7
Net assets acquired	(54.7)	12.9	(6.1)	(47.9)
Goodwill				358.0
Consideration				
- total				310.1
- satisfied by cash				310.1

Other	Book value £m	Revaluation £m	Consistency of accounting policy £m	Fair value £m

Assets acquired				
Patents	0.6	0.3		0.9
Tangible fixed assets	6.9		(0.1)	6.8
Stocks	13.2		(2.9)	10.3
Debtors	7.0		0.2	7.2
Creditors	(8.6)		(3.0)	(11.6)
Term debt acquired	(0.1)		(0.1)	(0.2)
Provisions	(0.1)			(0.1)
Taxation	0.6			0.6
Net assets acquired	19.5	0.3	(5.9)	13.9
Goodwill				82.3
Consideration				
- total				96.2
- deferred				(2.4)
- deferred from prior period, now paid				6.1
- satisfied by cash				99.9

7) Operating profit is after charging

	2005 £m	2004 £m
Depreciation of tangible fixed assets	**77.0**	72.1
Company funded research and development expenditure	**143.6**	136.8

8) Taxation

	2005 £m	2004 £m
The taxation charge for the year comprises		
Current taxation	101.2	66.5
Deferred taxation	(12.2)	20.7
	89.0	87.2

Current taxation:

Taxation on the profit for the year:		
UK corporation tax at 30% (2004: 30%)	(2.5)	39.3
Double taxation relief	(4.9)	(49.2)
	(7.4)	(9.9)
Overseas taxation	125.3	82.2
	117.9	72.3
Tax relief on exceptional items		
- Exceptional costs and property disposals (note 3)	(16.7)	(5.8)
Current taxation charge for the year	101.2	66.5
Deferred taxation:		
On ordinary and discontinued activities	(16.3)	16.1
On exceptional items - disposal of businesses	4.1	4.6
Deferred taxation charge for the year	(12.2)	20.7

9) Intangible Assets

	2005	2004
	£m	£m
Goodwill	**1,167.0**	728.2
Trademarks	**40.3**	-
Patents	**18.3**	-
	1,225.6	728.2

Of the £61m charged for amortisation and impairment of intangible assets, £21.8m (2004: £11.5m) relates to Aerospace, £16.1m (2004: £14.0m) relates to Detection, £13.0m (2004: £3.9m) relates to Medical and £10.1m (2004: £9.6m) relates to Specialty Engineering.

10) TI Automotive Limited

The investment comprises £325m in preference shares held at cost. No dividends on the shares have been recognised in the Accounts.

11) Stocks

	2005	2004
	£m	£m
Stocks comprise:		

Raw materials and consumables	**161.3**	128.6
Work in progress	**190.6**	151.6
Finished goods	**240.2**	187.4
	592.1	467.6
Less: payments on account	**(22.1)**	(44.1)
	570.0	423.5

12) Debtors

	2005	2004
	£m	£m
Amounts falling due within one year:		
Trade debtors	**584.6**	502.2
Amounts recoverable on contracts	**92.3**	61.7
Other debtors	**8.9**	15.7
Prepayments and accrued income	**41.4**	40.8
	727.2	620.4
Amount falling due after more than one year:		
Other debtors	**9.9**	9.2
Deferred taxation	**46.7**	
Total debtors	**783.8**	629.6

13) Creditors

	2005	2004
	£m	£m
Amounts falling due within one year:		
Trade creditors	**214.7**	185.8
Bills of exchange payable	**2.6**	3.0
Other creditors	**84.6**	24.4
Proposed dividend	**111.3**	102.5
Corporate taxation	**160.8**	135.8

	2005	2004
Other taxation and social security costs	**23.7**	20.6
Accruals and deferred income	**375.8**	329.6
	973.5	801.7
Amount falling due after more than one year:	**74.4**	53.1
Total creditors (excluding borrowings)	**1,047.9**	854.8

14) Borrowings and net debt

	Fixed rate borrowings					
	Weighted average			Floating		
	Interest Rate	Years Fixed	Amount £m	rate borrowings £m	**Total 2005 £m**	Total 2004 £m
Currencies:						
Sterling	6.91%	8	300.1	89.8	**389.9**	304.4
US Dollar	5.48%	7	57.2	313.8	**371.0**	179.0
Euro	5.00%	17	12.4	208.5	**220.9**	220.3
Japanese Yen				2.2	**2.2**	15.1
Other				7.7	**7.7**	3.1
			369.7	622.0	**991.7**	721.9
Cash and deposits					**(60.9)**	(449.2)
Net debt					**930.8**	272.7
Maturity:						
On demand/under one year					**54.0**	275.4
One to two years					**0.4**	0.4
Two to five years					**635.9**	0.8
Over five years					**301.4**	445.3
					991.7	721.9

15) Movements in shareholders' equity

	2005 £m	2004 £m
Total recognised gains and losses for the financial year	**223.3**	273.7
Dividends	**(163.3)**	(151.6)

	60.0	122.1
ESOP Trusts - disposal of company shares	**5.4**	
Write back of goodwill on disposals	**2.3**	130.0
Share issues	**14.6**	13.2
Net increase in shareholders' equity	**82.3**	265.3
Shareholders' equity:		
At start of year	**1,122.5**	857.2
At end of year	**1,204.8**	1,122.5

16) Post retirement benefits

The company has adopted the full accounting requirements of FRS17- Retirement Benefits. The FRS17 valuations of the principal pension schemes in the UK and US are summarised below:

	2005		2004	
	UK	**USA**	UK	US
	£m	**£m**	£m	£m
Funded pension plans-market value of assets	**2,548.7**	**343.9**	2,262.3	295.7
Funded pension plans surplus/(deficit)	**19.6**	**(123.3)**	(57.7)	(70.4)
Unfunded plans and post retirement healthcare liabilities	**(49.7)**	**(81.4)**	(46.2)	(73.0)
	(30.1)	**(204.7)**	(103.9)	(143.4)
Deferred tax asset	**3.7**	**83.2**	25.5	59.7
Retirement benefits - net liabilities	**(26.4)**	**(121.5)**	(78.4)	(83.7)

The impact of FRS17 on the profit and loss account is summarised below:

			2005			2(
	Funded schemes		**Unfunded plans**	Funded schemes		Unfunc pl:
	UK	**US**	**UK & US**	UK	US	UK &
	£m	**£m**	**£m**	£m	£m	
Service cost	**26.5**	**12.4**	**2.9**	31.9	12.7	
Exceptional item – curtailment gain	**(6.3)**	**(1.3)**	**(4.5)**	(13.6)	-	

Expected return on scheme assets	**(152.4)**	**(21.9)**	**-**	(142.5)	(20.9)	
Interest on scheme liabilities	**129.3**	**22.8**	**7.1**	128.9	22.9	
Net return	**(23.1)**	**0.9**	**7.1**	(13.6)	2.0	
Total charged to profit and loss account	**(2.9)**	**12.0**	**5.5**	4.7	14.7	1

17) Provisions for liabilities and charges

	2005	2004
	£m	£m
Service guarantees and product liability	**51.6**	47.9
Reorganisation	**9.2**	19.0
Property	**12.1**	16.8
Litigation	**17.6**	18.1
	90.5	101.8
Deferred tax	**11.8**	18.2
Total provisions for liabilities and charges	**102.3**	120.0

18) Contingent liabilities

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues.

As previously reported, John Crane, Inc ("John Crane"), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named, and will continue its robust defence of all asbestos-related claims based upon this "safe product" defence. In addition, John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a results of its defence policy, John Crane has been dismissed before trial from cases involving approximately 113,000 claims over the last 26 years. John Crane is currently a defendant in cases involving approximately 174,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 46 cases, amounting to awards of some US$39m. These awards, the related interest and all material defence costs have to date been met in full by insurance.

No provision relating to litigation has been made in these accounts, other than as disclosed in Note 17.

Note: As stated in note 1, the above financial statements have been prepared in accordance with the

accounting policies used in preparing the company's accounts for the year ended 31 July 2004. They do not constitute the full financial statements within the meaning of S240 of the Companies Act 1985. Figures relating to the year ended 31 July 2004 are abridged. Full accounts for Smiths Group plc for that period have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under S237(2) or S237(3) of the Companies Act 1985.

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	07:33 22-Sep-05
Number	6063R

smiths

Smiths Acquires U.S. Millimetre Wave and Antenna Company

Smiths Group announced today that it is expanding its Interconnect business with the acquisition of Millitech, Inc.. A Massachusetts-based business, Millitech specialises in the design and manufacturing of millimetre wave components, assemblies and integrated antenna systems for satellite communications, radar, passive imaging, space and remote sensing applications. Smiths acquired the business for $33.5 million, in cash.

Millitech extends Smiths' capabilities at the upper end of the microwave frequency spectrum and into millimetre wave frequencies. These higher frequencies provide greater communications bandwidth, higher resolution imagery and higher security. Applications for millimetre wave technology and antenna systems are growing with the demand for greater connectivity, particularly with the expansion of network centric operations. Millitech is well positioned to gain a significant share of this growth.

Millitech's customers complement those of existing Interconnect businesses, particularly in radar and satellite communications as well as emerging applications in millimetre wave sensors, where it has successful development projects in industrial plant and jet engine monitoring.

Commenting on the acquisition, Keith Butler Wheelhouse, chief executive of Smiths Group said: "Millitech provides further expansion of the capabilities of our Interconnect business, an area that has seen significant development and growth in the last three years. It reflects our commitment to extending Smiths' technology in profitable, high growth markets."

John Langston, Group managing director of Smiths Specialty Engineering said: "Our acquisition of Millitech complements the capabilities of both the TRAK and TECOM businesses acquired last year. "

The Interconnect part of Smiths Group's Specialty Engineering division is a global electronic components and subsystems manufacturer providing niche signal, power and microwave capabilities and specialist engineering solutions for customers in the electronics, wireless telecommunications, aerospace, defence, space and medical markets.

Smiths Group designs and manufactures safety critical systems and products and has market-leading positions in aerospace systems, detection systems, medical devices, mechanical seals and interconnect products.
Visit www.smiths-group.com

– Ends –

Contacts:

Media	Chris Fox	+44 (0)20 8457 8403
Investors	Russell Plumley	+44 (0) 20 8457 8203

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